Exhibit (a)(3)

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June 26, 2007

TO:        UNIT HOLDERS OF REALMARK PROPERTY INVESTORS LIMITED PARTNERSHIP - II

SUBJECT:   OFFER TO PURCHASE UNITS

Dear Unit Holder:

As described in the enclosed Offer to Purchase and related Letters of Transmittal (the "Offer") the Purchasers named in the attached Offer (collectively the "Purchasers") are offering to purchase all Units of limited partnership interest (the "Units") in REALMARK PROPERTY INVESTORS LIMITED PARTNERSHIP - II (the "Partnership") for:

                                $301.00 per Unit
                                ----------------

The Offer will provide you with an opportunity to liquidate all, or a portion of, your investment in REALMARK PROPERTY INVESTORS LIMITED PARTNERSHIP - II without the usual transaction costs associated with market sales or partnership transfer fees. Reasons you may wish to sell your Units include:

     o HIGHEST OFFER PRICE / HIGHER THAN RECENT TRADES. Our offer price is higher than any of the year-to-date trading prices listed in The Stanger Report, Direct Investments Spectrum, or American Partnership Board and is 20.4% higher than our April 2006 offer.

     o UNCERTAINTY OF PARTNERSHIP TERMINATION. Our offer provides you with the opportunity to receive a guaranteed amount of money in a specified time period. The partnership has marketed its properties for sale since January 1, 2001 and has still failed to sale its remaining property.

     o NO DISTRIBUTIONS AND POSSIBLE PHANTOM INCOME! The Partnership has paid no distributions since 1995! The Partnership has stated that "Limited partners should be aware that it is possible that they will receive an allocation of income from gain on sale of properties on which they will be required to pay income taxes and there is no assurance that distributions from the sale of the properties will be sufficient to satisfy these obligations." (emphasis added). o NO FUTURE IRS FILING REQUIREMENTS. The tax year in which you sell your Units will be the final year for which you will be obligated to file a K-1 for the Partnership with your tax return. This may represent a reduction in costs associated with filing complicated tax returns. Your decision to sell may have other favorable or unfavorable tax consequences and potential sellers should consult their individual tax advisers.

     o ELIMINATION OF RETIREMENT ACCOUNT FEES. If you sell your Units, you may avoid incurring fees for having this investment in your IRA or retirement account. Because many custodians have transfer restrictions against limited partnership units or charge additional fees for holding this type of asset, many investors are faced with the task of searching for a way to avoid these fees. Once our cash payment is sent directly to your retirement account, you are free to consolidate your retirement accounts or transfer the funds to a custodian that offers lower fees.

After carefully reading the enclosed Offer, if you elect to tender your Units, mail (using the enclosed pre-addressed, postage paid envelope) or fax (then mail) a duly completed and executed copy of the Letter of Transmittal (printed on green paper) and change of address forms, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

                         MacKenzie Patterson Fuller, LP
                  1640 School Street, Moraga, California 94556
                            Facsimile: (925) 631-9119

If you have any questions or need assistance, please call the Depositary at 800-854-8357. This Offer expires (unless extended) August 3, 2007.